Independent Event Creatives

Profit and Loss
January - December 2021

	TOTAL
Income	
Rent	12,534.75
Sales	38,171.20
Total Income	**$50,705.95**
Cost of Goods Sold	
Contractors	2,925.00
Cost of Goods Sold	7,031.88
Equipment Rental	1,396.69
Job Supplies	46.09
Total Cost of Goods Sold	**$11,399.66**
GROSS PROFIT	**$39,306.29**
Expenses	
Bank Charges & Fees	49.00
Depreciation	0.00
Equipment	3,995.00
Gas	175.03
Insurance	617.12
Interest Paid	971.06
Legal & Professional Services	999.00
Meals & Entertainment	1,815.43
Office Supplies & Software	1,929.11
Other Business Expenses	491.00
Rent & Lease	22,950.00
Storage	706.55
Taxes & Licenses	1,533.59
Travel	1,155.50
Utilities	3,493.50
Total Expenses	**$40,880.89**
NET OPERATING INCOME	**$ -1,574.60**
Other Income	
Non-Taxable Income - PPP Loan Forgiveness	17,777.42
Total Other Income	**$17,777.42**
NET OTHER INCOME	**$17,777.42**
NET INCOME	**$16,202.82**

Independent Event Creatives

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
New IEC (5484)	5,381.94
Total Bank Accounts	**$5,381.94**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$5,381.94**
Fixed Assets	
Equipment Assets	0.00
Equipment Assets Accumulated Depreciation	0.00
Total Equipment Assets	**0.00**
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$5,381.94**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
Accrued Interest	0.00
PPP Loan	15,854.64
Texas State Comptroller Payable	0.00
Total Other Current Liabilities	**$15,854.64**
Total Current Liabilities	**$15,854.64**
Total Liabilities	**$15,854.64**
Equity	
Opening Balance Equity	0.00
Partner's Equity	0.00
Partner Contributions - Gutierrez, Mateo	-5,033.04
Partner Contributions - Lillard, Clayton	-5,687.66
Partner Distributions - Gutierrez, Mateo	-8,361.96
Partner Distributions - Lillard, Clayton	-7,592.86
Total Partner's Equity	**-26,675.52**

Independent Event Creatives

Balance Sheet

As of December 31, 2021

	TOTAL
Retained Earnings	0.00
Net Income	16,202.82
Total Equity	**$ -10,472.70**
TOTAL LIABILITIES AND EQUITY	**$5,381.94**

Independent Event Creatives

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	16,202.82
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	
Accrued Interest	0.00
PPP Loan	-16,806.36
Texas State Comptroller Payable	423.37
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-16,382.99**
Net cash provided by operating activities	**$ -180.17**
INVESTING ACTIVITIES	
Equipment Assets	0.00
Equipment Assets:Equipment Assets Accumulated Depreciation	0.00
Net cash provided by investing activities	**$0.00**
FINANCING ACTIVITIES	
Opening Balance Equity	-176.81
Partner's Equity:Partner Contributions - Gutierrez, Mateo	-13,651.13
Partner's Equity:Partner Contributions - Lillard, Clayton	-11,583.31
Partner's Equity:Partner Distributions - Gutierrez, Mateo	6,721.66
Partner's Equity:Partner Distributions - Lillard, Clayton	8,037.21
Retained Earnings	6,883.83
Net cash provided by financing activities	**$ -3,768.55**
NET CASH INCREASE FOR PERIOD	**$ -3,948.72**
Cash at beginning of period	9,330.66
CASH AT END OF PERIOD	**$5,381.94**